December 7, 2007

Mail Stop 7010

By U.S. Mail and facsimile to (314)588-2727

Alexander C. Schoch
Executive Vice President Law and Chief Legal Officer
Peabody Energy Corporation
701 Market Street
St. Louis, Missouri 63101-1826

> **Re: Peabody Energy Corporation**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed March 26, 2007**
> **File No. 001-016463**

Dear Mr. Schoch:

　　We have reviewed your response letter dated October 19, 2007, and have the following comment. Please respond to our comment by December 21, 2007, or tell us by that time when you will provide us with a response. If the comment requests revised disclosure in future filings, please confirm in writing that you will comply with the comment in your future filings and also explain to us how you intend to comply. We welcome any questions you may have about our comment or any other aspect of our review.

General

1.　　We reissue our prior comments 5 and 7. Disclose the requested targets or provide supplementally a detailed analysis as to how the disclosure of the targets would cause competitive harm.

　　Please contact me at (202) 551-3687 with any questions.

Sincerely,

Carmen Moncada-Terry
Attorney Advisor